Exhibit 99.1

SCISPARC LTD.

NOTICE OF

SPECIAL GENERAL MEETING OF SHAREHOLDERS

June 25, 2021

Notice is hereby given that the Special General Meeting of the shareholders (the “Meeting”) of SciSparc Ltd. (the “Company”) will be held at the Company’s offices, 20 Raul Wallenberg Street, Tower A Tel Aviv 6971916 Israel, on Friday, July 16, 2021 at 8:00 a.m. (Eastern Time) / 3:00 p.m. (Israel time) or at any adjournments or postponements thereof.

The Meeting is being called for the following purpose:

To approve a reverse split of the Company’s ordinary shares at a ratio of 140:1, and to amend the Company’s amended and restated Articles of Association accordingly.

The Board of Directors of the Company (the “Board”) recommends that you vote FOR the foregoing Proposal, which is described in the attached Proxy Statement.

The Company currently is unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders of record at the close of trading on Monday, June 28, 2021 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

The approval of the Proposal to be presented at the Meeting requires the affirmative vote of holders of at least a majority of the Ordinary Shares voted in person or presented by proxy at the Meeting.

A form of proxy for use at the Meeting is attached to the Proxy Statement, and a voting instruction form, together with a return envelope, will be sent to holders of American Depositary Shares representing the Company’s Ordinary Shares (each an “ADS”). By appointing “proxies”, shareholders and ADS holders may vote at the Meeting whether or not they attend. Holders of Ordinary Shares must submit their proxies to the Company’s offices. If a properly executed proxy in the attached form is received by the Company at least four hours prior to the Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form. ADS holders should return their voting instruction form by the date set forth therein. Subject to applicable law, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” the proposed resolution to be presented at the Meeting for which the Board recommends a vote “FOR.” Shareholders and ADS holders may revoke their proxies or voting instruction form (as applicable) at any time before the deadline for receipt of proxies or voting instruction form (as applicable) by filing with the Company (in the case of holders of Ordinary Shares) or with the Bank of New York Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date.

Shareholders registered in the Company’s shareholders’ register in Israel may also (i) vote their shares in person at the Meeting by presenting a certificate of ownership signed by a member of the Tel Aviv Stock Exchange Ltd. which complies with the Israel Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000 as proof of ownership of the shares on the Record Date, or (ii) send such certificate along with a duly executed proxy and including a copy of their identity card, passport or certification of incorporation, as the case may be, to Mr. Oz Adler, Chief Financial Officer, at oz@scisparc.com, not less than 48 hours prior to the Meeting. In addition, shareholders of record (other than the Bank of New York Mellon) can surrender their shares with the Bank of New York Mellon in order to convert such shares to ADSs and vote as a holder of ADSs with the Bank of New York Mellon, provided such shareholders of record complete such conversion and registration of said shares to ADSs with the Bank of New York Mellon prior to the Record Date.

ADS holders should return their proxies by the date set forth on their form of proxy.

Sincerely,

/s/ Amitay Weiss
Amitay Weiss
Chief Executive Officer and Director

June 25, 2021

PROXY STATEMENT

SCISPARC LTD.

SPECIAL GENERAL MEETING OF SHAREHOLDERS

June 25, 2021

The enclosed proxy is being solicited by the board of directors (the “Board”) of SciSparc Ltd. (the “Company”) for use at the Company’s Special General Meeting of shareholders of the Company (the “Meeting”) to be held on Friday, July 16, 2021, at 8:00 a.m. (Eastern Time) / 3:00 p.m. (Israel time), or at any adjournment thereof, at the Company’s offices, 20 Raul Wallenberg Street, Tower A Tel Aviv 6971916 Israel. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of the proposal described in this proxy statement.

The record date for determining which of the Company’s shareholders is entitled to notice of, and to vote at, the Meeting is established as of the close of trading on Monday, June 28, 2021 (the “Record Date”).

INFORMATION CONCERNING VOTING

At least two shareholders who attend the Meeting in person or by proxy who hold or represent together at least 15% of the voting rights of the Company’s issued share capital shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the adjourned meeting shall be held on Monday, July 19, 2021 at 8:00 a.m. (Eastern Time) / 3:00 p.m. (Israel time). If a quorum is not present at the adjourned meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matter for which the Meeting was convened.

You are entitled to vote at the Meeting if you were a shareholder at the close of trading on the Record Date. Subject to the terms described herein, you are also entitled to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee which was a shareholder of record of the Company at the close of trading on the Record Date or which appeared in the participant listing of a securities depository on that date.

Expenses and Solicitation

The Board is soliciting proxies for use at the Meeting. The Company expects to mail this Proxy Statement and the accompanying proxies to ADS holders on or about July 1, 2021. In addition to solicitation of proxies to ADS holders by mail, certain officers, directors, employees and agents of the Company, none of whom shall receive additional compensation therefor, may solicit proxies by telephone or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares or holders of American Depositary Shares representing the Company’s Ordinary Shares (each an “ADS”).

Meeting Agenda

In accordance with the Israeli Companies Law, 5799-1999 (the “Companies Law”), and regulations promulgated thereunder, any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the meeting may submit to the Company a proposed additional agenda item for the meeting, to Mr. Oz Adler, Chief Financial Officer, e-mail address: oz@scisparc.com, no later than Friday, July 2, 2021. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than Tuesday, July 6, 2021, which will be furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at www.sec.gov.

Required Vote and Voting Procedures

Pursuant to the Companies Law, the Proposal described hereinafter requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals.

THE BOARD RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL SET FORTH IN THE PROXY STATEMENT.

PROPOSAL

APPROVAL OF A REVERSE SPLIT OF THE COMPANY’S ORDINARY SHARES

On June 26, 2021, our board of directors resolved to effect a reverse split of the Company’s authorized and outstanding Ordinary Shares at a ratio of 140:1, such that every 140 Ordinary Shares shall be consolidated into one Ordinary Share and consequently each ADS will represent one Ordinary Share instead of 140 Ordinary Shares. Such resolution is subject to the approval of our shareholders.

We are therefore seeking approval of the shareholders to effect a reverse split of the Company’s outstanding Ordinary Shares at a ratio of 140:1, such that every 140 Ordinary Shares shall be consolidated into one Ordinary Share (the “Reverse Split”) and to amend our Articles of Association to effect such Reverse Split.

If the Reverse Split is implemented, the number of authorized as well as the issued and outstanding Ordinary Shares would be reduced in accordance with the Reverse Split ratio. In addition, if the Reverse Split is implemented, the exercise price and the number of Ordinary Shares issuable pursuant to outstanding options and warrants will be proportionately adjusted pursuant to the terms of the respective options and warrants in connection with the Reverse Split. Furthermore, upon completion of the Reverse Split, the number of Ordinary Shares issuable pursuant to our incentive plans shall be appropriately adjusted.

No fractional shares will be issued as a result of the Reverse Split. In accordance with our Articles of Association, all fractional shares will be rounded to the nearest whole Ordinary Share, such that only shareholders holding fractional consolidated shares of more than one half of one whole share shall be entitled to receive one consolidated share.

Upon the implementation of the Reverse Split, we intend to treat shares held by shareholders through a bank, broker, custodian or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to affect the Reverse Split for their beneficial holders holding our Ordinary Shares in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered shareholders for processing the Reverse Split. Shareholders who hold our Ordinary Shares with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

In addition and on the same ground, the Board has determined, subject to the implementation of the Reverse Split, that each outstanding ADS will be adjusted such that once the Reverse Split is implemented each ADS will represent one Ordinary Share, instead of one hundred forty (140) pre-Reverse Split Ordinary Shares.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve a reverse share split of the Company’s Ordinary Shares at a ratio of 140:1, such that every 140 ordinary shares shall be consolidated into one Ordinary Share, to be effective on a date to be determined by the Board, and to amend the Company’s articles of association accordingly as detailed in the Proxy Statement, dated June 25, 2021.”

The Board recommends a vote FOR the Proposal.

WHERE TO FIND MORE INFORMATION

We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the Commission.

All documents which we will file on the Commission’s EDGAR system will be available for retrieval on the Commission’s website at www.sec.gov and the Company’s website at www.therapixbio.com. Shareholders may obtain information directly from the Company by contacting the Company's Chief Financial Officer, Mr. Oz Adler, at oz@scisparc.com.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. The Notice of the Special General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JUNE 25, 2021. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JUNE 25, 2021, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon.

By Order of the Board of Directors,

SciSparc Ltd.

June 25, 2021